     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 7, 2000

                                                           Registration No. 333-


                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                            _______________________

                                   FORM S-2
                            REGISTRATION STATEMENT
                       Under the Securities Act of 1933

                            ________________________

                           FieldWorks, Incorporated

            (Exact Name of Registrant as Specified in Its Charter)


         Minnesota                          3571                 41-1731723
 (State or other jurisdiction   (Primary Standard Industrial  (I.R.S. Employer
     of incorporation or        Classification Code Number)    Identification
       organization)                                                Number)

                           FieldWorks, Incorporated
                              7631 Anagram Drive
                         Eden Prairie, Minnesota 55344

  (Address,including zip code, and telephone number, including area code, of registrant's principal executive offices)

                           ________________________

                             Karen L. Engebretson
                            Chief Financial Officer
                           FieldWorks, Incorporated
                              7631 Anagram Drive
                         Eden Prairie, Minnesota 55344
                                (612) 974-7000

(Name, address, including zip code, and telephone number, including area code, of agent for service)

                            _________________________

                                  Copies to:
                            Kenneth L. Cutler, Esq.
                           R. Kirkland Cozine, Esq.
                             Dorsey & Whitney LLP
                            Pillsbury Center South
                            220 South Sixth Street
                         Minneapolis, Minnesota 55402
                                (612) 340-2600
                              Fax: (612) 340-8738

                            _________________________

       Approximate date of commencement of proposed sale to the public:
As soon as practicable after the effective date of this Registration Statement.

                            _________________________

     If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

         If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 11(a)(1) of this form, check the following box. [_]

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

         If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]

                            ___________________________

                        CALCULATION OF REGISTRATION FEE

         -------------------------------------------------------------------------------------------------
                Title of Each Class of          Proposed Maximum Aggregate              Amount of
             Securities to be Registered            Offering Price (1)              Registration Fee
         -------------------------------------------------------------------------------------------------
         Rights to purchase Common Stock......          $        0                           (2)
         -------------------------------------------------------------------------------------------------
         Common Stock, $.01 par value.........          $9,096,284                       $2,401
         -------------------------------------------------------------------------------------------------

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933.
(2) Pursuant to Rule 457(g), no separate registration fee is required for the rights since they are being registered in the same registration statement as the Common Stock underlying them.

                            __________________________________

         THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

================================================================================

The information in this prospectus is not complete and may be changed. We may not sell theses securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS                Subject to Completion dated         , 2000


                         __________Subscription Rights

                             [LOGO OF FIELDWORKS]


                        _________Shares of Common Stock


                          __________________________

     We are distributing non-transferable rights to purchase shares of our common stock to persons who owned shares of our common stock or of our preferred stock as of the close of business on the record date, April 14, 2000. You will have the right to subscribe for one share of common stock, at a subscription price of $2.00, for each three shares of common stock or three shares of common stock issuable upon conversion of preferred stock that you owned on April 14, 2000. We will issue up to 4,548,142 shares of common stock in this offering. You will not receive any fractional rights. If you exercise all of your rights, you may also have the opportunity to purchase additional shares of common stock at the same purchase price.

     You will be able to exercise your rights to purchase shares of common stock only during a limited period. If you do not exercise your rights before 5:00 p.m. Central Daylight Savings Time on _____, 2000, the rights will expire. We may decide to extend the rights offering, in our discretion, for up to 10 days.

     Our common stock is listed on the Nasdaq National Market under the symbol "FWRX." On March 31, 2000, the closing bid price of our common stock as reported on the Nasdaq National Market was $2 11/16 per share.

     Investing in our common stock involves risks. See "Risk Factors" beginning on page 10.

     Neither the SEC nor any state regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.



                 The date of this prospectus is ________, 2000

                                TABLE OF CONTENTS

Prospectus Summary............................................................................................    5
Risk Factors..................................................................................................   10
Warning About Forward-Looking Statements......................................................................   18
Use of Proceeds...............................................................................................   19
Price Range of Common Stock...................................................................................   19
Dividend Policy...............................................................................................   19
Determination of Subscription Price...........................................................................   20
Dilution .....................................................................................................   20
Capitalization................................................................................................   21
The Rights Offering...........................................................................................   22
Related Party Transactions....................................................................................   28
Description of Capital Stock..................................................................................   31
Legal Matters.................................................................................................   34
Experts  .....................................................................................................   34
Where You Can Find More Information...........................................................................   34
Incorporation of Documents by Reference.......................................................................   35

                               PROSPECTUS SUMMARY

     Because this is only a summary, it does not contain all of the information that may be important to you. For a more complete understanding of this offering, we encourage you to read the entire prospectus carefully, including the risk factors, and our financial statements and the notes to those statements incorporated by reference in this prospectus. You should do so before decide to exercise your rights to buy our common stock.

                         About FieldWorks, Incorporated

     FieldWorks began as a company dedicated to the development and sale of rugged mobile computing platforms. Over the past several years, we have evolved our strategy to focus on designing and providing complete customer-specific field technology solutions. We believe that our strongest opportunity for growth and differentiation lies in integrating our hardware with our own and third parties' open architecture software. The resulting computing solutions are intended for use in service bay, test and measurement, and logistics management applications in the trucking, public services, heavy equipment and government/military industries worldwide. To produce these solutions, we combine appropriate hardware, software and peripherals - in other words, we function as a sophisticated systems supplier and integrator. We also offer customers a high level of industry expertise in service and support. Our professional services capabilities include consultation and/or management of solution conceptualization, design, development, implementation and support.

     We have designed our computing platforms for demanding field environments. All of our platforms meet military standards for shock, vibration, moisture and temperature extremes. Features include daylight-readable color displays and a pointing device that is impervious to dirt and can be used with a glove. Our platforms also offer a high level of expandability. Expansion paths include desktop-like ISA and PCI expansion slots, PC card slots, serial ports, universal serial bus and custom modules. As a result, all platforms are flexible "electronic toolboxes" that integrate an end-user's application-specific tools and technologies into one custom, rugged mobile tool. Lastly, we have designed our platforms with a modular system architecture that allows a user to upgrade them to incorporate new central processing units, display technologies and peripheral technologies, such as wireless communication. This contributes to a long life span and reduces the customer's total cost of ownership.

     The market for our products and solutions consists of those businesses and entities that are seeking effective mobile platforms for field personnel and functions. We have focused on the following vertical markets:

     . transportation/trucking companies, which require diagnostic service applications in a single PC-based tool with integrated software modules and hardware peripherals;

     . utilities and telecommunications test crews, which require electronic toolboxes that can perform data acquisition, diagnostic, communications and analysis tasks to expedite installation, repair and troubleshooting;

     . public safety personnel, who require mobile data terminals that link into central dispatch; and

     . the military, which requires mobile units that are capable of withstanding battlefield conditions and are used chiefly for communication and field data acquisition purposes.

     Our goal is to be the worldwide leader in providing computing solutions for demanding field environments. To accomplish this, we:

     . mainly target the key vertical markets mentioned above and develop specialized product features and functions to address the special needs of those vertical markets;

     . are working to position ourselves as a professional service and system integration company that offers unique market application expertise and customer support regarding the use of the technology we provide;

     . are in the final stages of outsourcing work where value is not recognized and rewarded by our customers, in particular procurement and manufacturing related to our products; and

     . are focused on reducing product cost through significant product re-design initiatives that incorporate embedded systems in the design of our products.

     FieldWorks was incorporated under the laws of the State of Minnesota in October 1992. Our executive offices are located at 7631 Anagram Drive, Eden Prairie, Minnesota 55344, and our telephone number is (612) 974-7000. Our Internet address is www.field-works.com. Information on our web site is not part of this prospectus.

     We have a federally registered design trademark that includes the words "FieldWorks, Inc." This prospectus also contains names, trademarks, service marks and registered trademarks and service marks of other companies.

                                                     About the Rights Offering
    Distribution of rights..........................    Each FieldWorks shareholder will receive one subscription right for each three shares of common stock or three shares of common stock issuable upon conversion of preferred stock held on the record date.  We will not issue fractional rights; the number of rights we offer to each shareholder will be rounded up or down to the nearest whole number.

                                                        Each right includes a basic subscription privilege and an oversubscription privilege.

    Common stock offered............................                   shares.

    Common stock to be outstanding
       after the offering...........................                   shares.

    Record date.....................................    April 14, 2000.

    Expiration time.................................    5:00 p.m. Central Daylight Savings time on               , 2000, unless we
                                                        extend the expiration date for up to ten days (but no later than 5:00 p.m.
                                                        Central Daylight Savings time on _________________, 2000).  No one may exercise rights after the expiration time.

    Non-transferability.............................    No shareholder may sell or otherwise transfer any subscription rights.

    Basic subscription privilege....................    The basic subscription privilege entitles you to buy one share of common stock for each three shares you own on the record date.

    Oversubscription privilege......................    If you fully exercise your basic subscription right, you may also subscribe for any shares of common stock that other shareholders do not purchase.
                                                        Shares of common stock available for purchase pursuant to the oversubscription privilege will be prorated if the number of oversubscribed shares exceeds the number of shares of common stock available.  We will prorate in proportion to the number of shares of common stock each holder has subscribed for pursuant to the basic subscription privilege.

    Industrial-Works Holding Co., LLC minimum
       purchase commitment..........................    Industrial-Works Holding Co., LLC, the sole holder of our series B and series C preferred stock, has agreed to purchase a minimum of 1,000,000 shares in this rights offering if other shareholders purchase at least
                                                        1,500,000 shares. This commitment will expire if this rights offering is not completed by June 30, 2000 or if, prior to the completion of this rights offering, our common stock ceases to be admitted to trading on the Nasdaq
                                                        National Market or we are given notice of a decision to cause a delisting.
                                                        As the result of one of our agreements with Glenmount, LLC (an affiliate of
                                                        Industrial-Works), if Industrial-Works purchases its full commitment in this rights offering, we will be required to pay Glenmount, LLC $80,000 (or more if Industrial-Works exercises its oversubscription privilege and we issue oversubscription shares to it).

    Procedure for subscribing.......................    To exercise your subscription rights, you should complete the subscription certificate and forward it, along with payment for the shares you are purchasing, to the subscription agent. You are responsible for ensuring that your subscription reaches the subscription agent before the expiration time.
                                                        If you plan to mail the subscription certificate, we recommend that you use insured, registered mail. See "The Rights Offering - Exercise of
                                                        Subscription Rights."

    Persons holding shares, or wishing to exercise
       rights, through others.......................    If you hold shares of common stock through a broker, dealer, commercial bank, trust company or other nominee, you should contact the institution and inform them if you wish to participate in this offering. See "The Rights
                                                        Offering -Exercise of Subscription Rights - Shares Held for Others."

    No revocation...................................    You may not revoke your subscription after the subscription agent receives your subscription certificate.

    Amendments......................................    We reserve the right to amend the terms and conditions of this offering.

    Our withdrawal right............................    We reserve the right to withdraw the offering at any time until it has expired and for any reason.  If we withdraw the offering, we will have no obligation to you other than to return any rights subscription payment we have received from you, without interest.

    Delivery of shares..............................    We will send you certificates representing shares you purchase as soon as practicable after ___________ , 2000, whether you exercise your rights immediately before that date or earlier.  If you hold your common stock through The Depository Trust Company (known as DTC), or arrange for delivery and payment through DTC, DTC will credit the appropriate account for the shares you purchase.

    Listing.........................................    We intend to apply to have the shares approved for listing on the Nasdaq
                                                        National Market.

    Subscription price..............................    $2.00 per share of common stock.  See "Determination of Subscription Price."

    Subscription agent..............................    Norwest Bank Minnesota, National Association.

    Use of proceeds.................................    For general corporate purposes including future development of computing solutions and market expansion.

    Risk factors....................................    Investing in our common stock involves risks, including the risks that are described on pages 8 to 16 of this prospectus.

    Questions about how to subscribe................    You should direct any questions concerning the procedure for subscribing to
                                                        Norwest Shareowner Services.  Their phone number is 1-800-468-9716 or email at stocktransfer@Norwest.com.

                             About This Prospectus

          Except as otherwise noted, all information in this prospectus assumes that we sell all of the estimated 4,548,142 shares of our common stock subject to the rights offering. However, we have not set any minimum number of shares of common stock that we will issue on exercise of the rights and we may close on the sale of significantly fewer shares than we are offering.

          In making a decision to buy our common stock, you should only rely on the information incorporated by reference or contained in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it.

          You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

                   Summary Consolidated Financial Information

                                                                                Fiscal Year
                                                             --------------------------------------------------
                                                                  1997              1998             1999
                                                             ---------------   --------------   ---------------
Statement of Operations Data:
Sales...............................................         $    23,815,045   $   20,001,787   $    25,329,192
Cost of sales.......................................              14,620,121       14,199,526        17,950,297
                                                             ---------------   --------------   ---------------
Gross profit........................................               9,194,924        5,802,261         7,378,895
Operating expenses..................................               9,961,341       13,083,781        12,444,859
                                                             ---------------   --------------   ---------------
Operating loss......................................                (766,417)      (7,281,520)       (5,065,964)
Interest expense and other, net.....................                (257,561)         157,333          (314,094)
                                                             ---------------   --------------   ---------------
Net loss............................................         $    (1,023,978)  $   (7,124,187)  $    (5,380,058)
                                                             ===============   ==============   ===============

Basic and diluted loss per common share.............         $          (.12)  $         (.81)  $          (.61)
                                                             ===============   ==============   ===============

                                                                                   January 2, 2000
                                                                   ------------  ---------------  ------------------
                                                                      Actual       Pro forma (1)       Pro forma
                                                                                                    as adjusted (2)
                                                                   ------------  ---------------  ------------------
Balance Sheet Data:
Cash and cash equivalents...........................               $      86,786       $ 5,336,786      $14,133,070
Working capital.....................................                   1,828,611         7,078,611       15,874,895
Total assets........................................                  12,013,543        17,263,543       26,059,827
Total liabilities...................................                  10,610,162        10,610,162       10,610,162
Shareholders' equity................................                   1,403,381         6,653,381       15,449,665

    (1) The pro forma amounts reflect the sale of 4,250,000 shares of series B preferred stock at $1.00 per share and the sale of 500,000 shares of series C preferred stock at $2.00 per share.

     (2) The pro forma as adjusted amounts reflect the sale of the estimated 4,548,142 shares of common stock in this offering at $2.00 per share, after deducting estimated offering expenses of $300,000.

                                 RISK FACTORS

     Before investing in our common stock, you should be aware that there are various risks, including those described below. Your investment in our common stock will be subject to the risks inherent in our business. The value of your investment may decline and could result in a loss of your entire investment. You should carefully consider the following factors as well as the other information contained in or incorporated by reference in this prospectus before deciding to exercise your rights to buy our common stock.

                        Risks Related to Our Operations

We have a history of losses and expect to continue to generate losses in the future

     As of January 2, 2000, we had an accumulated deficit of $19.8 million. We have not achieved profitability and, as the result of computing solution development and initiatives to reduce the cost of our products, we expect to continue to incur net losses through at least 2000. We expect to continue to incur significant operating expenses and, as a result, will need to generate significant revenues to achieve profitability, which may not occur. Even if we do achieve profitability, we may be unable to sustain or increase profitability on a quarterly or annual basis in the future.

We cannot assure you that we will generate sufficient sales to allow us to operate profitably

     The market for the kind of computing platforms and solutions we sell is relatively new and limited. The rugged computing platforms that we use are both heavier and more expensive than most consumer portable personal computers. Our success will depend upon our ability to expand the professional services and solutions we offer, penetrate our key vertical markets of transportation/trucking, heavy equipment, public service and government/military, and increase the market acceptance of our solutions and products. We cannot assure you that our current or new products will gain widespread acceptance or that we will generate sufficient sales to allow us to operate profitably. We will in particular suffer adverse effects if the market for the kind of computing solutions and products we sell does not expand.

Our ability to develop solutions around our rugged platforms will influence our ability to compete in the marketplace

     In the past year we have begun to shift our business focus from producing hardware to designing and implementing full computing solutions. These computing solutions are intended for use in service bay, test and measurement, and logistics management applications in the trucking, public services, heavy equipment and government/military industries worldwide. To produce these solutions, we combine appropriate hardware, software and peripherals and also provide service and support. To succeed with this new approach, we will need to design, develop, conceptualize and support computing solutions that address the needs of these vertical markets. We cannot guarantee that we will be able to do this in a timely, cost-effective manner or that our target markets will accept the solutions that we do introduce.

We have only limited experience with our solutions-based business model

     We began to shift our business focus in early 1999. For us, this means that we have only limited experience in operating a solutions-based business from which to evaluate our business prospects and analyze the risks and uncertainties that we face. For you, this means that you have limited historical information from which to evaluate our prospects.

We depend on third-party manufacturers to produce our products

     We depend on third-party manufacturers to manufacture and assemble our products. This results in dependence on the timely delivery of high quality products from these manufacturers and may leave us with less flexibility and control over the manufacturing process than if we conducted these operations internally. These manufacturers (including the manufacturers of subassemblies included in our final products) may not timely deliver the items they are expected to produce. Any occurrence of this sort could compromise our ability to deliver our products and solutions in a timely fashion. It could also require us to make alternative arrangements, which might not be available on acceptable terms or on a timely basis. If we were unable to make alternative arrangements, our business and financial condition could suffer.

     We have only recently changed from internally manufacturing our final products to employing third parties to do so. Therefore we do not have long-standing relationships or experience with our third-party manufacturers.

Our business may suffer if we do not design and implement appropriate new sales and marketing strategies in a timely manner

     As we shift our business focus from producing hardware to designing and implementing full computing solutions, we are also working to build our internal sales organization, retrain our sales personnel and refine our sales and marketing strategies. Our business may suffer if we do not design and implement appropriate strategies in a timely manner. Our business may also suffer if, as a result of the change in our business focus, we are required to replace significant numbers of our current sales personnel.

Our failure to anticipate or rapidly respond to changing customer demands could adversely affect our market position

     Both the computer industry and the diagnostic and data collection instrument industry are characterized by rapid technological change, including changes in customer requirements, frequent new product introductions and enhancements, and evolving industry standards. Our success will depend in part on our ability to keep pace with technological developments and emerging industry standards and to respond to customer requirements by enhancing our current products and developing and introducing new solutions and products. Our market position will be adversely affected if we do not adequately anticipate or rapidly respond to changes of this type. Technological advances may also increase the level of competition in our market niche.

Intense competition could reduce our market share and harm our financial performance

     We occupy a niche in the portable computer market. In this niche, we currently face direct competition from companies that produce portable computers intended for field use such as Dolch Computer Systems; Getac Corp.; Itronix Corp.; Kontron Elektronik Corp., Paravant Computer Systems, Inc.; Motorola, Inc.; Melard Technologies, Inc.; WPI Husky Computers Inc.; Intermec Technologies Corp. and Panasonic Personal Computer Company. Our computing platforms also face indirect competition from a variety of different companies and products, including consumer portable personal computers, customized portable personal computers and single-purpose diagnostic and data collection instruments.

     Both the computer industry and the diagnostic and data collection instrument industry are intensely competitive. To the extent that we and our current direct competitors expand and develop the market niche that we currently service, other manufacturers may turn their attention to it and begin to produce products directly competitive with those we offer. Many of the companies that produce or may produce devices that compete or may compete, directly or indirectly, with ours have greater name recognition, larger client bases and substantially more financial, technological and marketing resources than we do. These factors may provide them with significant advantages over us. Among other things, these factors may allow them to adapt more rapidly and effectively to changes in technology or in the market or to develop or market products that will be more widely accepted. Competitive pressures could result in reduced market share, price reductions, reduced margins and increased spending on marketing and product development, any of which could adversely affect our business.

If we do not adequately manage our inventory we may be required to make write-offs in the future

     In the past, we have written off portions of our parts inventory that have become obsolete. If our current policies aimed at preventing a recurrence prove ineffective, we may be required to do so again. Any significant future write-offs could have an adverse effect on our financial condition. Our current effort to outsource all of our assembly operations may increase the risk of an additional build-up of excess or obsolete inventory that leads to a write-off.

Our business may suffer if we fail to manage growth effectively

     To grow successfully we must increase our professional services and solutions offerings and also improve the efficiency of our operations. If we succeed in this, it will place significant strain on our managerial, operational and financial systems and resources. We may not be able to successfully plan for or manage increased production and marketing of our products and services. If we grow, we may encounter difficulties, including:

     .    problems with our manufacturing partners;

     .    disrupted quality control and assurance;

     .    decreased product reliability;

     .    increased costs;

     .    difficulties maintaining internal accounting controls;

     .    malfunctioning of existing and new equipment;

     .    insufficient or untimely component supplies; and

     .    personnel shortages.

If we are unable to manage growth effectively, our business could suffer.

We may not succeed in attracting and retaining the personnel we need for our business

     Our future success depends substantially on our ability to attract and retain the personnel we need for our business. Our personnel needs include highly trained personnel for management, sales and engineering. Qualified individuals in these areas are in high demand and are often subject to competing employment opportunities. In recent years there has been great demand for qualified employees in the Minneapolis area, where our headquarters are located. We may not succeed in attracting and retaining the personnel we need for our business.

     We have experienced a high turnover rate in some of our significant management positions over the past three years. In that period we have had four Chief Executive Officers, three Vice Presidents of Sales and Marketing and two Vice Presidents of Engineering/Operations. Continued high turnover in these or similar positions could have an adverse effect on our operations and business.

Adverse events with respect to our international sales could have an adverse effect on our business and financial condition

     In the year ended January 2, 2000, international sales represented approximately 14% of our net sales. International sales are subject to inherent risks, including:

     .    longer payment cycles;

     .    greater difficulty or delay in accounts receivable collection;

     .    U.S. and foreign import and export restrictions and tariffs;

     .    the burdens of complying with a variety of foreign laws;

     .    potentially adverse tax consequences;

     .    potentially inadequate protection of intellectual property rights;

     .    restrictions on repatriation of earnings; and

     .    exposure to increased political and economic instability.

     All of our export sales are currently denominated in United States dollars. An increase in the value of the United States dollar relative to foreign currencies could make our products more expensive and, therefore, potentially less competitive in foreign markets. In the future, if we were to denominate our export sales in foreign currencies, our financial condition and results of operations would become subject to foreign currency translations and the possibility of currency exchange or price controls or other restrictions on foreign currencies. If any of these events occurred, or if we lost a key foreign distributor or were unable to maintain our foreign distribution network, it could have an adverse effect on our business and financial condition.

We depend on resellers for our product distribution

     We distribute a substantial portion of our products through independent sales representatives and distributors. We also sell our products to value-added-resellers (known as VARs), distributors and systems integrators. Our success depends in large part upon the performance of these resellers and on our ability to attract new resellers. Many of our resellers also carry - and may have incentives to encourage purchase of - competitive products. Most of our resellers may terminate their written agreements with us with or without cause by giving us 30 days' written notice. The loss of any of our major resellers or a failure to make acceptable arrangements with resellers in new markets could have a material adverse effect on us.

We obtain a number of our components from single sources

     Our rugged computing platforms employ a number of components not generally used in off-the-shelf personal computers, such as special hard disk drives, CD-ROM drives, floppy disk drives, displays and power supplies. We currently obtain a number of these components from single sources. It could create uncertainty and be costly and time-consuming if we had to change suppliers. If we could not obtain adequate or timely quantities of necessary components from our current suppliers, we might not be able to identify or access alternative sources within a reasonable period of time, on acceptable terms, or at all. Some of our current vendors use tools that have been designed for us and are our property. If we were required to change suppliers for these components, we would need either to move the necessary tools or to obtain new tools, either of which could entail significant cost and delay. Moreover, our buying power may be limited by our small volume and we may receive less favorable allocations and other terms such as price, timing or other factors than larger companies buying from the same suppliers. Any of these factors or a significant increase in the price of components could have a material adverse effect on our ability to manufacture and market our products.

Potential fluctuations in our quarterly financial results make financial forecasting difficult

     Our quarterly operating results may fluctuate significantly in the future as a result of a variety of factors, many of which are outside our control. These factors include:

     . long customer sales cycles (especially for customers that are government agencies or large corporations);

     .    changes in customer buying patterns;

     . orders from significant customers in one quarter that are disproportionate in size or value compared to our other orders;

     .    the timing and nature of customer returns;

     . the timing of the introduction of new products by us or our competitors;

     .    our competitors' tactics;

     .    technological developments; and

     .    the overall strength of the economy.

     All of these factors, along with the uncertainties associated with the introduction of any new product or product enhancement, in gauging ultimate customer demand, and in predicting general trends in the market for our products, solutions and services, may limit our ability to plan for production and to forecast quarterly results of operations accurately. We believe that quarter-to-quarter comparisons of our operating results may not be a good indication of our future performance. Investors should not rely on our operating results for any particular quarter as an indication of our future operating results.

                    Risks Related to Intellectual Property

Failure to protect our intellectual property rights could harm our brand and our ability to compete effectively

     We rely on a combination of unpatented trade secrets and know-how and on the expertise of our employees. We do not rely on patented processes or technologies. The protective steps we have taken may be inadequate to deter misappropriation of our proprietary information. We may be unable to detect the unauthorized use of, or take appropriate steps to enforce, our intellectual property rights. Effective trade secret protection may not be available in every country in which we offer or intend to offer our products and services. Likewise, others may independently develop or otherwise acquire unpatented and/or patented technologies or products similar or superior to ours. We have four registered trademarks in the United States. We also claim trademark rights in an additional mark that we use in connection with our products in the United States. We are aware that there are third parties that have claimed or may claim superior rights, in some U.S. territories, to use marks in which we also claim rights. One or more of these third parties may contest our right to use or register our trademarks or contest the registration of any or all of our registered trademarks. We do not know whether any of the trademarks we may attempt to register will be found registrable, that registrations will issue, or that we can support the cost of defense of our trademarks. Failure to protect our intellectual property adequately could harm our brand and affect our ability to compete effectively. Defending our intellectual property rights could also result in the expenditure of significant financial and managerial resources, which could materially adversely affect our business.

Loss of software licenses could have an adverse effect on us

     We license some of the software that we include in our products from third parties. If any licensor terminated any of these licenses, we might not be able to license similar software from another party in a timely fashion, on acceptable terms, or at all.

We may have to defend against intellectual property infringement claims, which could have an adverse effect on us whether or not we prevailed

     Disputes over intellectual property are frequent in the high technology area. Although we believe that our business activities do not infringe the intellectual property rights of others, other parties may assert infringement claims against us or claim that we have violated a patent or other proprietary right belonging to them. Likewise, disputes may arise in the future with respect to ownership of technology developed by employees who were previously employed by other companies. Infringement claims, even if not meritorious, could result in the expenditure of significant financial and managerial resources. An adverse determination could subject us to significant liabilities, require us to seek licenses from or pay royalties to third parties or require us to develop appropriate alternative technology. We might not be able to do any of these things on acceptable terms, at an acceptable price, or at all. Any of these results could materially adversely affect our business.

                   Risks Related to Our Financial Condition

When our line of credit expires in November 2000 we may be unable to renew or replace it with alternative financing

     Since 1998 we have depended on our line of credit for many of our operating capital needs. This line of credit expires in November 2000. We may be unable to renew or replace it on acceptable terms. If this happened, we would have to repay all amount outstanding at the time (as of March 30, 2000 we had $550,000 outstanding). We might not be able to do so. If we were able to repay all outstanding amounts, those amounts, coupled with the loss of access to our credit facility, could adversely affect our financial condition. If we were not able to repay all outstanding amounts, the lender could take various legal steps against us, including taking action with respect to items subject to a security interest we have granted the lender. Items we have pledged include our equipment, inventory, receivables, investment properties, deposit accounts and general intangibles.

We have outstanding $3,000,000 of subordinated notes that mature in September
2001

     We have $3,000,000 of subordinated notes outstanding. These notes mature in September 2001. We may not be able to refinance these notes when they mature, thus requiring us to repay them in full. If we are able to do so, the need to use cash in that manner could adversely affect our financial condition.

Failure to satisfy the covenants under our line of credit would give the lender the right to require immediate repayment

     Our line of credit facility requires us to satisfy a number of covenants during fiscal year 2000, including the requirement that at the end of each quarter we have achieved a cumulative net profit before income tax on a year-to-date basis. If we do not satisfy these covenants, the lender may request immediate payment of all amounts outstanding ($550,000 as of March 30, 2000). If the lender were to do so, we might not be able to repay the amounts and the lender could take various legal steps against us, including taking action with respect to items subject to a security interest we have granted the lender. Items we have pledged include our equipment, inventory, receivables, investment properties, deposit accounts and general intangibles. Even if we were able to do so, the need to use cash in that manner, coupled with the loss of access to our credit facility, could adversely affect our financial condition.

The Nasdaq National Market has initiated delisting proceedings against us

     By means of a letter dated November 24, 1999, the Nasdaq National Market notified us that we did not meet the continued listing requirement with respect to net tangible assets. On February 24, 2000, we attended an oral hearing before a panel authorized by the Nasdaq Stock Market's board of directors at which we stated our belief that, based on our recent capital raising efforts, we should satisfy the Nasdaq National Market's continued listing requirements. Nasdaq has not yet informed us of its final decision on this matter. If Nasdaq delists our common stock from the National Market, it may be more difficult for shareholders to trade our common stock. It may also make future capital-raising efforts on our part more expensive and time-consuming. Finally, if Nasdaq delists our common stock from the National Market or gives us notice of a decision to do so, then Industrial-Works Holding Co., LLC's minimum purchase commitment in this offering expires.

We may need to raise additional cash in the future but may not be able to do so

     If we sell all of the shares offered, we believe that the proceeds of this offering will be sufficient to fund our operations and to maintain our net tangible assets for continued listing on the Nasdaq National Market through the end of 2000. However, our actual cash needs may vary significantly from our projections -- for example, if we do not achieve the revenues we currently project or if we are unable to replace our line of credit when it expires. We cannot assure you that our estimates regarding our cash needs will prove accurate. If our estimates as to future cash needs are wrong or if we do not sell a significant portion of the shares offered, we may soon need additional capital. We may not, however, be able to access sufficient capital when required on favorable terms, if at all. If we raise additional funds by issuing equity securities, existing shareholders may experience dilution in their ownership interest. If we raise additional funds by issuing debt securities, we may incur significant interest expense and become subject to covenants that could limit our ability to operate and fund our business. If we cannot obtain additional funds when required, we may be unable to realize our current plans and may even be forced to cease operations.

     Our subordinated notes, our line of credit, our agreements with Industrial-Works Holding Co., LLC (the holder of our series B and series C preferred stock) and the terms of our series B and series C preferred stock all contain covenants that limit our ability to incur indebtedness. These covenants may restrict our options for future financing.

                   Risks Related to Our Corporate Structure

One of our shareholders owns a significant percentage of our outstanding stock and by virtue of that ownership and various charter and contractual rights has significant influence over our operations and strategic direction

     As of April 2, 2000, one of our shareholders, Industrial-Works Holding Co., LLC (which is wholly-owned by Glenmount International, L.P.), owned or had the right to acquire up to approximately 29% of our outstanding common stock on a fully diluted basis (assuming exercise of warrants that Industrial-Works owns and the conversion of all its outstanding shares of preferred stock). If we have not sold at least $5,000,000 of our common stock in this rights offering on or before June 30, 2000, the conversion price of our series C preferred stock (all of which Industrial-Works owns) will adjust from $2.00 to $1.00. If this occurs, or if Industrial-Works acquires a disproportionate number of the shares of common stock subject to the rights offering (which is likely), Industrial-Works' fully-diluted ownership would increase even further.

     The terms of our series B preferred stock, all of which Industrial-Works owns, and the terms of the agreement under which Industrial-Works purchased those shares provide that for so long as any shares of series B stock or the warrant that we issued to Industrial-Works remain outstanding, the holders of the series B preferred stock (currently Industrial-Works) shall have the right to elect three of the seven current members of our board of directors. Three directors currently serving on our board of directors were elected by Industrial-Works pursuant to these provisions. In addition, since we have failed to meet financial goals specified in the terms of our series B preferred stock and the series B preferred stock purchase agreement, the holder of a majority of the series B preferred stock (currently Industrial-Works) may increase the number of members of our board of directors by two (to nine) and elect the two additional members (which would give Industrial-Works the right to elect a majority of our directors). Finally, Industrial-Works and shareholders holding approximately 21% of our outstanding common stock have entered into a voting agreement pursuant to which those shareholders have agreed, until February 2003, to vote all of their shares in favor of the election of the nominees designated by Industrial-Works.

     The terms of both our series B and our series C preferred stock (all of which Industrial-Works owns) and the terms of the agreements under which Industrial-Works purchased these shares of stock contain significant restrictions on our ability to enter into a wide variety of transactions without the prior approval of two-thirds of the holders of each series.

     All of these circumstances give Industrial-Works significant influence on our operations and strategic direction. Industrial-Works' ownership may also have the effect of delaying, deterring or preventing a change in control or a change in the composition of our board of directors.

Our series B and series C preferred stock, our charter documents and Minnesota law may discourage a takeover of our company

     The terms of our series B and series C preferred stock and provisions of our articles of incorporation, bylaws and Minnesota law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our shareholders.

Some of our existing agreements prevent us from paying dividends, which we have no current intention of doing, anyway

     Our subordinated notes and our line of credit contain a covenant that prohibits us from declaring or paying any dividend (other than a dividend payable in capital stock). In addition, we currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

                         Risks Related to The Offering

We may close on the sale of significantly fewer shares than we are offering

     We have not set any minimum number of shares of common stock that we will issue on exercise of the rights, although Industrial-Works Holding Co., LLC, the sole holder of our series B and series C preferred stock, has agreed to purchase a minimum of 1,000,000 shares in this rights offering if other shareholders purchase at least 1,500,000 shares. However, this commitment will expire if this rights offering is not completed by June 30, 2000 or if, prior to the completion of this rights offering, our common stock ceases to be admitted to trading on the Nasdaq National Market or we are given notice of a decision to cause a delisting. Accordingly, we may close on the sale of significantly fewer shares than we are offering. If this occurred, it could adversely affect our financial condition and our likelihood of continued Nasdaq National Market listing. Under the terms of our series C preferred stock, if we have not sold at least $5,000,000 of our common stock in this rights offering on or before June 30, 2000, the conversion price for the series C shares, which is currently $2.00 per share, will be reduced to $1.00 per share.

You may not revoke your exercise of rights; we may cancel the rights offering

     Once you have exercised your rights, you may not revoke your exercise. We may cancel this rights offering in our discretion. In that case, neither we nor the subscription agent will have any obligation to you with respect to the rights except to return any payment of the subscription price received by the subscription agent, without interest or penalty.

If you do not exercise all of your rights, your ownership interest in FieldWorks will be diluted

     If we issue all of the shares of common stock offered by this prospectus, we will issue an additional _______ shares of common stock, which represents approximately ___% of the shares of common stock we had outstanding (on an as-if-converted basis) on April 2, 2000. Holders of our stock that elect not to exercise their rights will accordingly experience dilution in their level of ownership in FieldWorks.

We set the exercise price for the subscription rights without regard to net worth, earnings or any other similar value, and you should not consider this price to be an indication of the actual value of our common stock

     We have set the $2.00 subscription price on the shares of common stock subject to the rights at a price less than the market price on the date on which we determined to proceed with this offering. We selected this price based on a number of factors, including the desire to encourage shareholder participation in this offering. However, you should not consider this price to be an indication of the actual value of our common stock and was not based on our net worth, earnings or any other established criteria of value. This price may not be indicative of the price that will prevail in the public market after the offering. In particular, the market price of our common stock may decline below $2.00.

Management could spend or invest the proceeds of this offering in ways with which you may not agree

     Our management will have significant discretion in applying the net proceeds of this offering, and may spend or invest the proceeds from this offering ineffectively or in ways with which you may not agree.

You will incur immediate and substantial dilution

     If you exercise your rights to purchase shares of our common stock, you will incur immediate and substantial dilution in net tangible book value per share.

                   WARNING ABOUT FORWARD-LOOKING STATEMENTS

     This prospectus and the documents incorporated by reference in it include forward-looking statements. We have based these statements on our current expectations and projections about future events. These forward-looking statements include statements about:

     .    our strategies;

     .    the future growth of our market and business;

     .    trends based on our perceptions of past activity; and

     .    other statements that are not historical facts.

     When used in this prospectus, the words "anticipate," "believe," "expect," "estimate" and similar expressions are generally intended to identify forward-looking statements. Our actual results may vary materially from those anticipated or implied by these forward-looking statements as a result of a number of risks and uncertainties, including the risks described in "risk factors" or elsewhere in this prospectus.

                                USE OF PROCEEDS

     We estimate our net proceeds from the sale of the      shares of our common
stock offered to be approximately $ million, after deducting our estimated offering expenses.

     We intend to use the net proceeds from this offering for general corporate purposes including future development of computing solutions and market expansion. We expect that the proceeds from this offering (assuming that we sell all of the shares of common stock that are subject to the rights offering) will be sufficient to meet our needs at least through the end of 2000.

     In addition, we may acquire businesses, products and technologies that are complementary to ours, and a portion of the net proceeds may be used for these acquisitions. We have no agreements with respect to any material acquisitions as of the date of this prospectus.

     Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade, interest-bearing securities.


                          PRICE RANGE OF COMMON STOCK

     Our common stock is listed on the Nasdaq National Market under the symbol "FWRX."

     The following table sets forth, for the fiscal quarters indicated, the high and low closing sales prices per share of our common stock, as reported on the Nasdaq National Market, for the periods indicated:

                                                                          High                 Low
                                                                         ------              -------
     Fiscal year ended January 3, 1999:
              First quarter ................................            $   5 9/16         $ 3 3/8
              Second quarter ...............................                4                2 1/4
              Third quarter ................................                3 5/8            1 9/16
              Fourth quarter ...............................                4 1/4            2 9/16
     Fiscal year ended January 2, 2000:
              First quarter ................................            $   3 1/2          $ 2
              Second quarter ...............................                2 5/8            1 3/8
              Third quarter ................................                1 11/16            15/16
              Fourth quarter ...............................                1 1/2              7/8
     Fiscal year ending December 31, 2000:
              First quarter ................................            $   1 7/32         $ 3 3/32
              Second quarter (through April 4, 2000) .......                2 3/8            1 7/8

      On March 31, 2000, the closing bid price of our common stock as reported on the Nasdaq National Market was $2 11/16 per share.


                                DIVIDEND POLICY

     Our subordinated notes and our line of credit contain a covenant that prohibits us from declaring or paying any dividend (other than a dividend payable in capital stock). In addition, we currently intend to retain any earnings for use in the operation and expansion of our business and therefore do not anticipate paying any cash dividends in the foreseeable future.

                      DETERMINATION OF SUBSCRIPTION PRICE

     We determined the $2.00 subscription price following discussions with Industrial-Works Holding Co., LLC our largest shareholder and the sole holder of our two outstanding series of preferred stock. We based this price on a number of factors, including the desire to encourage shareholder participation in this offering. We did not base it on our net worth, earnings or any other established criteria of value and we did not discuss this price with any independent third party. As a result, you should not consider this price to be an indication of the actual value of our common stock. This price may not be indicative of the price that will prevail in the public market after the offering. In particular, the market price of our common stock may decline below $2.00.

                                   DILUTION

     If you exercise your subscription rights, your interest with respect to those shares of common stock will be diluted to the extent of the difference between the subscription price per share of and the pro forma net tangible book value per share of our common stock after this offering. Pro forma net tangible book value per share is equal to our total tangible assets less total liabilities, divided by the number of outstanding shares of common stock after giving pro forma effect to the conversion of our outstanding preferred stock, which does not convert in connection with this offering, at currently effective conversion rates. The dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by those who exercise their subscription rights in this offering and the pro forma net tangible book value per share of common stock immediately after completion of this offering.

     Our pro forma net tangible book value as of January 2, 2000 was $6,653,381, or $0.49 per share of our common stock and preferred stock on an as-if-converted basis. After giving effect to the sale of all of the estimated 4,548,142 shares of our common stock subject to the rights offering and after deducting our estimated offering expenses, our pro forma net tangible book value as of January 2, 2000 would have been approximately $15,449,665, or $0.85 per share. This represents an immediate dilution of $1.15 per share to those shareholders who exercise their subscription rights with respect to the shares so purchased. The following table illustrates this per share dilution:


Offering price per share                                                    $ 2.00
Pro forma net tangible book value per share as of January 2, 2000             0.49
Increase in pro forma net tangible book value per share attributable to
     this offering                                                            0.36
                                                                            ------

Pro forma net tangible book value per share after the offering                0.85
                                                                            ------
Dilution per share to shareholders exercising their subscription rights     $ 1.15
                                                                            ======

     The above discussion and table both:

     . Assume that we sell all of the shares of our common stock that are subject to the rights offering. However, we have not set any minimum number of shares of common stock that we will issue on exercise of the rights and we may close on the sale of significantly fewer shares than we are offering. Under the terms of our series C preferred stock, if we have not sold at least $5,000,000 of our common stock in this rights offering on or before June 30, 2000, the conversion price for the series C shares, which is currently $2.00 per share, will be reduced to $1.00 per share. This would result in further dilution to those shareholders who exercise their subscription rights.

     . Exclude all of our options and warrants. At April 3, 2000, we had reserved 1,786,200 shares of common stock for issuance on exercise of outstanding options with a weighted average exercise price of $2.36 per share, and 2,788,654 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.02 per share.

                                CAPITALIZATION

     The following table sets forth our capitalization as of January 2, 2000 as follows:

     1)   on an actual basis;

     2)   on a pro forma basis to reflect:

          . the issuance of 4,250,000 shares of series B preferred stock at $1.00 per share and the issuance of 500,000 shares of series C preferred stock at $2.00 per share;

          . a preferred stock dividend of approximately $250,000 representing the fair value of the beneficial conversion feature on the issuance of the series C preferred stock in March 2000 (the beneficial conversion feature was calculated at the issuance date of the series C preferred stock based upon the difference between the conversion price of $2.00 per share and the estimated fair value of the common stock at that date); and

     3) on a pro forma as adjusted basis to reflect the sale of the estimated 4,548,142 shares of common stock at $2.00 per share in this offering, after deducting estimated offering expenses of $300,000.

                                                                                                January 2, 2000
                                                                               ----------------------------------------------------
                                                                                                                       Pro forma
                                                                                  Actual         Pro forma            as adjusted
                                                                               -----------     ---------------     ----------------
Long term debt, less current portion.......................................    $ 2,267,821       $  2,267,821        $  2,267,821
                                                                               -----------       ------------        ------------
Shareholders' equity:
  Preferred Stock, $.001 par value per share; 5,000,000 shares authorized:
    Series B Convertible Participating Preferred Stock, 4,250,000
      shares issued and outstanding pro forma and pro forma as adjusted....              -              4,250               4,250
    Series C Convertible Participating Preferred Stock, 500,000 shares
      issued and outstanding pro forma and pro forma as adjusted...........              -                500                 500

  Common stock, $.001 par value per share; 30,000,000 shares authorized; 8,894,426 shares issued and outstanding, 13,442,568
  shares outstanding pro forma as adjusted, maximum........................          8,894              8,894              13,443
  Additional paid-in capital...............................................     21,226,081         26,721,331          35,513,066
  Accumulated deficit......................................................    (19,831,594)       (20,081,594)        (20,081,594)
                                                                               -----------       ------------        ------------
    Total shareholders' equity.............................................      1,403,381          6,653,381          15,449,665
                                                                               -----------       ------------        ------------
  Total capitalization.....................................................    $ 3,671,202       $  8,921,202        $ 17,717,486
                                                                               ===========       ============        ============


     The preceding table excludes:

     . 1,786,200 shares of common stock issuable upon exercise of outstanding options with a weighted average exercise price of $2.36 per share; and

     . 2,788,654 shares of common stock issuable upon exercise of outstanding warrants with a weighted average exercise price of $2.02 per share.

                              THE RIGHTS OFFERING

General

         We are distributing to the holders of our common stock and our preferred stock, at no cost to the holders, non-transferable rights to purchase shares of our common stock. We will give each shareholder who owned shares at the end of the day on April 14, 2000, the record date, one subscription right for each three shares of common stock or three shares of common stock issuable upon conversion of preferred stock owned. We will not issue fractional rights; the number of rights we offer to each shareholder will be rounded up or down to the nearest whole number.

         Each right includes a basic subscription privilege and an oversubscription privilege.

         We are offering the shares of common stock to be issued on exercise of the subscription rights directly to our shareholders as of the record date. We estimate that our expenses in connection with this offering will be $300,000.

         There will be no public market for the rights.

         You may not sell, assign or otherwise transfer your rights, except by operation of law in the event of your death or dissolution.

Basic Subscription Privilege

         Each right will entitle you, upon payment of $2.00 to us, to receive one share of our common stock. We will send you certificates representing shares you purchase as soon as practicable after, 2000, whether you exercise your rights immediately before that date or earlier. If you hold your common stock through The Depository Trust Company ("DTC"), or arrange for delivery and payment through DTC, DTC will credit the appropriate account for the shares you purchase.

Oversubscription Privilege

         Each right also gives you an "oversubscription privilege" to purchase additional shares of our common stock that other shareholders do not purchase. You may exercise your oversubscription privilege only if you exercise your basic subscription privilege in full. The subscription price for any oversubscription shares you purchase will be $2.00.

         If you want to exercise your oversubscription privilege, you should indicate the number of additional shares that you would like to purchase in the space provided on your subscription certificate. In this case, when you send in your subscription certificate you must send the full purchase price for the number of oversubscription shares that you have requested in addition to full payment for shares you are purchasing pursuant to your basic subscription privilege.

         If the number of shares remaining after the exercise of all basic subscription privileges is not sufficient to satisfy all oversubscription privileges, you will be allocated shares pro rata (subject to rounding to eliminate fractional shares) in proportion to the number of shares that you purchased by exercising your basic subscription privilege.

         As soon as practicable after ______, 2000, the Subscription Agent will determine the number of shares of our common stock that you may purchase pursuant to the oversubscription privilege. We will send you certificates representing these shares as soon as practicable after, 2000. If you request and pay for more oversubscription shares than are allocated to you, we will refund the amount of the overpayment, without interest.

         Banks, brokers and other nominee holders who act on behalf of beneficial owners will have to certify to us and to the Subscription Agent as to the aggregate number of rights that they are exercising and the number of shares of our common stock that they are requesting pursuant to the oversubscription privilege on behalf of each beneficial owner.

Expiration Time

         The rights will expire at 5:00 p.m. Central Daylight Savings time on ______, 2000, unless we, in our discretion, extend the expiration date for up to ten days (but no later than 5:00 p.m. Central Daylight Savings time on _____, 2000). If you do not exercise your basic subscription privilege and your oversubscription privilege (if you so desire) prior to that time, your subscription rights will cease and be null and void. We will not be required to issue shares of our common stock to you if the Subscription Agent receives your subscription certificate or your payment after that time, regardless of whether you sent the subscription certificate and payment, unless you sent them in compliance with the guaranteed delivery procedures described below.

Industrial-Works Holding Co., LLC Minimum Purchase Commitment

         By means of a letter dated March 31, 2000, Industrial-Works Holding Co., LLC, the sole holder of our series B and series C preferred stock, agreed to purchase a minimum of 1,000,000 of the shares of our common stock subject to this rights offering. This commitment is subject to the requirements that:

         .     other shareholders purchase at least 1,500,000 shares; and

         .     the subscription price be $2.00 per share.

If we change the price with Industrial-Works' consent, Industrial-Works has agreed to purchase $2,000,000 in value provided that other shareholders purchase at least $3,000,000 in value.

         Industrial-Works' commitment will expire if:

         .     this rights offering is not completed by June 30, 2000; or

         . prior to the completion of this rights offering, our common stock ceases to be admitted to trading on the Nasdaq National Market or if we are given notice of a decision to cause a delisting.

         Industrial-Works has reserved the right to purchase its full allocation in the rights offering and to exercise its oversubscription privilege.

         As the result of one of our agreements with Glenmount, LLC (an affiliate of Industrial-Works), if Industrial-Works purchases its full commitment in this rights offering, we will be required to pay Glenmount, LLC $80,000 (four percent of the $2,000,000 commitment). If Industrial-Works exercises its oversubscription privilege and we issue oversubscription shares to it, this amount - which is set at four percent of the amount of our securities that Industrial-Works purchases - will be even larger.

No Board Recommendation

         You must make your decision whether to exercise your subscription rights based on your own evaluation of your situation and our offer. Our board of directors does not make any recommendation to any holder of subscription rights regarding the exercise of those rights.

Exercise of Subscription Rights

         Important

         Please carefully read the instructions accompanying the subscription certificate and follow those instructions in detail. Do not send subscription certificates to FieldWorks.

         You are responsible for choosing the payment and delivery method for your subscription certificate, and you bear the risks associated with your choices. If you choose to deliver your subscription certificate and payment by mail, we recommend that you use registered mail, properly insured, with return receipt requested. We also recommend that you allow a sufficient number of days to ensure delivery to the subscription agent and clearance of payment prior to _________, 2000. Because uncertified personal checks may take at least five business days to clear, we strongly urge you to pay, or arrange for payment, by means of certified or cashier's check , money order or wire transfer of funds.

         Method of Exercise

         You may exercise your subscription rights by delivering to the subscription agent, Norwest Bank Minnesota, National Association, on or prior to _______, 2000:

         1. the properly completed and signed subscription certificate accompanying this prospectus;

         2.    any required signature guarantees; and

         3. payment in full of the subscription price for all of the shares of common stock you wish to purchase by exercising your basic subscription privilege and your oversubscription privilege.

         You should deliver your subscription certificate and payment in the enclosed envelope to the address set forth below under " - Subscription Agent."

         Method of Payment

         You must pay for the shares of common stock you subscribe for by means of (1) check or bank draft (cashier's check) drawn on a United States bank or a postal, telegraphic or express money order payable to "Norwest Bank Minnesota, National Association," as subscription agent or (2) wire transfer of funds to an account maintained by the subscription agent for the purpose of accepting subscriptions at NORWEST SHAREOWNER SERVICES, WIRE CLEARING ACCOUNT, ABA#091000019, Account #: 1067899, Attn: Juli Harless (FieldWorks, Incorporated). You will have paid the subscription price only:

         .     in the case of an uncertified check, when it has cleared;

         . in the case of an certified check or bank draft on a United States bank or a postal, telegraphic or express money order, when the subscription agent has received it; or

         . in the case of a wire transfer, when the subscription agent's account designated above has received the funds.

         An uncertified personal check may take at least five business days to clear. Accordingly, if you intend to pay using an uncertified personal check, we urge you to make payment sufficiently in advance of ________, 2000 to ensure that the payment can clear before that date. We also urge you to consider paying with a certified or cashier's check or money order.

         Guaranteed Delivery Procedures

         If you want to exercise your rights, but time will not permit your subscription certificate to reach the subscription agent on or prior to 5:00 p.m., on _________, 2000, you may exercise your rights using the following guaranteed delivery procedures:

         1. On or prior to _______, 2000, you must have sent, and the subscription agent must have received, payment in full for each share of common stock you are purchasing through your basic subscription right and your oversubscription privilege;

         2. On or prior to _____, 2000, you must have sent, and the subscription agent must have received, a Notice of Guaranteed Delivery, substantially in the form provided with the attached instructions, from a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States. The Notice of Guaranteed Delivery must state your name, the number of rights that you hold, the number of shares of common stock that you wish to purchase pursuant to your basic subscription right and the number of shares of common stock, if any, you wish to purchase pursuant to your oversubscription privilege. The Notice of Guaranteed Delivery must guarantee the delivery of your subscription certificate to the subscription agent within three Nasdaq National Market trading days following the date of the Notice of Guaranteed Delivery; and

         3. You must send, and the subscription agent must receive, your properly completed and duly executed subscription certificate, including any required signature guarantees, within three Nasdaq National Market trading days following the date of your Notice of Guaranteed Delivery. You may physically deliver the Notice of Guaranteed Delivery via the enclosed envelope to the subscription agent at its address set forth below. You can obtain additional copies of the form of Notice of Guaranteed Delivery by requesting it from the subscription agent at the address set forth below under "-- Subscription Agent."

         Signature Guarantee

         Signatures on the subscription certificate must be guaranteed by an Eligible Guarantor Institution, as defined in Rule 17Ad-15 of the U.S. Securities Exchange Act of 1934, subject to the standards and procedures adopted by the subscription agent. Eligible Guarantor Institutions include banks, brokers, dealers, credit unions, national securities exchanges and savings associations.

         Signatures on the subscription certificate do not need to be guaranteed if the subscription certificate :

         . provides that the shares of common stock you are purchasing are to be delivered directly to the record owner of the subscription rights; or

         . is submitted for the account of a member firm of a registered national securities exchange or a member of the National Association of Securities Dealers, Inc., or a commercial bank or trust company having an office or correspondent in the United States.

         Shares Held for Others

         If you hold shares of common stock for the account of others, such as a broker, a trustee or a depository for securities, you should notify the respective beneficial owners of the shares as soon as possible to obtain instructions with respect to the subscription rights they beneficially own.

         If you are a beneficial owner of common stock held by a holder of record, such as a broker, trustee or a depository for securities, you should contact the holder and ask the holder to effect transactions in accordance with your instructions.

Ambiguities in Exercise of the Subscription Rights

         If you do not specify the number of rights being exercised on your subscription certificate, or if your payment is not sufficient to pay the total purchase price for all of the shares that you indicated you wish to purchase, you will be deemed to have exercised the maximum number of rights that could be exercised for the amount of the payment that the subscription agent receives from you.

         If your payment exceeds the total purchase price for the number of shares of common that you have indicated you wish to exercise on your subscription certificate, your payment will be applied until depleted as follows:

         1. to subscribe for the number of shares of common stock that you indicated on the subscription certificate(s) that you wish to purchase through your basic subscription privilege;

         2. to subscribe for additional shares of common stock until your basic subscription privilege has been fully exercised; and

         3. to subscribe for additional shares of common stock pursuant to your oversubscription privilege (subject to any applicable proration).

         We will return any excess payment remaining after the foregoing allocation to you as soon as practicable by mail, without interest or deductions.

Validity of Subscriptions

         FieldWorks will determine all questions concerning the timeliness, validity, form and eligibility of any exercise of subscription rights. We may, in our sole discretion:

         .     waive any defect or irregularity;

         . permit a defect or irregularity to be corrected within any period of time that we set; or

         . reject the purported exercise of any right by reason of any defect or irregularity.

Any determination we make with respect to these matters will be final and binding. Subscriptions will not be deemed to have been received or accepted until the person submitting the subscription has cured all irregularities or we have waived them. This must occur within any period of time that we, in our sole discretion, set. Neither FieldWorks nor the subscription agent will:

         . be under any duty to notify anyone of any defect or irregularity in connection with the submission of any subscription certificate; or

         .     incur any liability for any failure to give notice of this sort.

Subscribers' Fees and Expenses

         You are responsible for paying all commissions, fees, taxes and other expenses that you incur in exercising your subscription rights.

No Revocation

         You may not revoke your subscription after the subscription agent receives your subscription certificate. You should not send your subscription certificate unless you are certain that you want to purchase shares of our common stock.

Amendments

         We reserve the right to amend the terms and conditions of this offering at any time until it has expired and for any reason.

Withdrawal Right

         We reserve the right to withdraw this rights offering at any time until it has expired. We may do so for any reason. If we withdraw the offering, we will have no obligation to you other than to return any rights subscription payment we have received from you, without interest or penalty.

Rights as a Shareholder

         You will not have any rights as a shareholder with respect to shares of common stock you subscribe for until we issue the certificates representing those shares.

Listing

         We intend to apply to have the shares of common stock to be issued on exercise of the subscription rights approved for listing on the Nasdaq National Market.

         The rights themselves are non-transferable and will not be listed on any national securities exchange or quotation system.

Subscription Agent

         We have appointed Norwest Bank Minnesota, National Association as subscription agent. The subscription agent's address for packages sent by mail or overnight delivery is: Norwest Bank Minnesota, N.A., 161 North Concord Exchange, South St. Paul, MN 55075-1139.

         The subscription agent's telephone number is 1-800-468-9716.

         You should deliver your subscription certificate, payment for the subscription price and Notice of Guaranteed Delivery (if any) to the subscription agent. Do not deliver them to us.

         We will pay the fees and expenses of the subscription agent and have agreed to indemnify it against any liability that it may incur in connection with the rights offering, including liabilities under the federal Securities Act.

Questions About How to Subscribe

         You should direct any questions concerning the procedure for subscribing to Norwest Shareowner Services. Their phone number is 1-800-468-9716.

                          RELATED PARTY TRANSACTIONS

     On November 20, 1999, we entered into a Securities Purchase Agreement with Industrial-Works Holding Co., LLC, a wholly owned subsidiary of Glenmount International, L.P. Under this agreement we agreed, among other things:

     . subject to receipt of shareholder approval and other conditions, to issue 4,250,000 shares of series B preferred stock and a warrant to purchase 500,000 shares of our common stock to Industrial-Works for $4.25 million;

     . to refrain from various actions with respect to "competing proposals" in the period from execution of the agreement to the closing on the sale of the series B preferred stock;

     . so long as the warrant and the shares of series B preferred stock to be issued remained outstanding, the holders of the series B preferred stock will have the right to designate three directors to a board of directors that is set at seven members, except that, following the occurrence of any one or more "triggering events" (one of which has occurred), the holders of the series B preferred stock have the right by majority vote to increase the size of our board of directors to nine and nominate the directors to fill the two vacancies created;

     . the right to nominate the two additional directors shall lapse, and the number of directors shall be reduced to seven, if the holders of the series B preferred stock have not exercised their conversion rights within six months of the date on which they increase the board size and elect two additional directors;

     . we must receive the prior affirmative written consent of the holders of the warrant and at least two-thirds of the shares of series B preferred stock to take various actions, including creating any series of stock that is senior to the series B preferred stock, agreeing to various events that would constitute a liquidation or merger in which our shareholders control less than a majority of the resulting entity and entering into various other transactions outside of the ordinary course or above set levels;

     . to pay Industrial-Works' expenses related to the transaction up to $50,000; and

     . to pay Industrial-Works a termination or break-up fee of $500,000 if the agreement was terminated under various specified circumstances.

     On November 20, 1999, we also entered into a management services agreement with Glenmount, LLC, which is the manager of Glenmount International, L.P. Under this agreement:

     . Glenmount, LLC has agreed to provide our management with active and continuing support in identifying, developing and executing all major strategic, acquisition, operational and financial opportunities;

     . we agreed to pay Glenmount, LLC $10,000 immediately, $10,000 within 30 days of the date of the agreement, $10,000 within 60 days of the date of the agreement and $200,000 at the closing of the series B preferred stock purchase transaction;

     . we may be obligated to pay Glenmount, LLC additional amounts if we request them to perform additional services;

     .    our obligations continue for a period of one year; and

     . we agreed that the management services agreement would terminate if the series B securities purchase agreement terminated, subject to our obligation to pay the minimum compensation due to

          Glenmount, LLC ($30,000) and to pay $100,000 if the termination was the result of our shareholders not approving the transactions contemplated by the series B securities purchase agreement.

     On February 18, 2000, we amended our management services agreement with Glenmount, LLC to address services that Glenmount, LLC had provided that were beyond the scope of that agreement. We agreed to:

     . pay Glenmount, LLC an additional $30,000 as additional compensation for the initial three-month period of the management services agreement;

     . extend the $10,000 per month fee to Glenmount, LLC for each month during the balance of the term of the management services agreement; and

     . pay to Glenmount, LLC an additional fee equal to four percent of the purchase price of any securities we issue to Industrial-Works (other than the series B preferred stock and the warrants issued to Industrial-Works on November 20, 1999), payable on the date that Industrial-Works purchases the securities.

As the result of the last of these agreements, if Industrial-Works purchases its full commitment in this rights offering, we will be required to pay Glenmount, LLC $80,000. That fee will be higher if Industrial-Works exercises its oversubscription privilege and we issue oversubscription shares to it.

     On February 18, 2000 we also issued Industrial-Works a warrant to purchase an additional 100,000 shares of our common stock at an exercise price of $2.00 per share, subject to adjustment for changes to our capitalization and for later issuances of common stock at price per share less than $2.00. These warrants are immediately exercisable and expire on February 19, 2005.

     On February 22, 2000, we closed the series B preferred stock transaction with Industrial-Works. We discuss the terms of the series B preferred stock more fully under "Description of Capital Stock." At the time of sale, the shares of series B stock that we issued represented approximately 32% of our shares of common stock outstanding on an as-if-converted basis. We also issued Industrial-Works a warrant to purchase 500,000 shares of our common stock at an exercise price of $1.00 per share, subject to adjustment for changes to our capitalization and for later issuances of common stock at price per share less than $1.00. The warrants become fully exercisable and expire on February 27, 2007, but may become exercisable sooner:

     . as to 167,000 shares (subject to adjustment as described above) if the closing price of our common stock averages $2.50 for five consecutive trading days, provided that these shares shall not be exercisable more than three years after the accelerated vesting (or after the expiration date, if that occurs sooner);

     . as to 167,000 shares (subject to adjustment as described above) if the closing price of our common stock averages $3.75 for five consecutive trading days, provided that these shares shall not be exercisable more than three years after the accelerated vesting (or after the expiration date, if that occurs sooner); and

     . as to the remaining 166,000 (subject to adjustment as described above) shares if the closing price of our common stock averages $5.00 for five consecutive trading days, provided that these shares shall not be exercisable more than three years after the accelerated vesting (or after the expiration date, if that occurs sooner).

As required by our management services agreement with Glenmount, LLC, we also paid Glenmount, LLC $200,000.

     On March 31, 2000, we entered into a Preferred Stock Purchase Agreement with Industrial-Works. On the same day we closed on the sale of 500,000 shares of series C preferred stock to Industrial-Works for $1,000,000 or

$2.00 per share. We discuss the terms of the series C preferred stock more fully under "Description of Capital Stock." Among other things, the Preferred Stock Purchase Agreement:

     . gave the holders of the series C preferred stock the right to name an observer to our board of directors unless the holders of the series B preferred stock hold at least 50% of the series C preferred stock; and

     . requires the prior affirmative written consent of the holders of at least two-thirds of the shares of series C preferred stock to take various actions, including creating any series of stock that is senior to the series C preferred stock, agreeing to various events that would constitute a liquidation or merger in which our shareholders control less than a majority of the resulting entity and entering into various other transactions outside of the ordinary course or above set levels.

At the time of the sale, these shares of series C preferred stock represented approximately 5% of our shares of common stock outstanding on an as-if-converted basis. In connection with this transaction, we paid Glenmount, LLC $40,000 under our management services agreement as supplemented.

     On March 31, 2000, Industrial-Works also agreed to purchase a minimum of 1,000,000 of the shares of our common stock subject to this rights offering. This commitment is described in greater detail above under the caption "The Rights Offering - Industrial-Works Holding Co., LLC Minimum Purchase Commitment."

     As provided by our agreements with Industrial-Works and the terms of our series B preferred stock and series C preferred stock, Industrial-Works nominated three of our directors. All three of these directors are affiliated with various Glenmount entities as follows:

     . Richard J. Boyle is a director of Glenmount Investment, LLC (which is the general partner of Glenmount International, L.P.);

     . Robert D.D. Forbes is a director of Glenmount Investment LLC and is a Managing Director of Glenmount, LLC; and

     . Michael E. Johnson is a director of Glenmount Investment, LLC and is a Managing Director of Glenmount, LLC.

                         DESCRIPTION OF CAPITAL STOCK

     We are authorized to issue 35 million shares of capital stock, $.001 par value. Thirty million of these shares are common stock and five million shares are preferred stock, of which 4,250,000 have been designated Series B Convertible Participating Preferred Stock, 500,000 have been designated Series C Convertible Participating Preferred Stock and 250,000 are undesignated as to rights and preferences. As of April 3, 2000, there were 8,894,426 shares of common stock outstanding, which were held of record by 156 shareholders, 4,250,000 shares of Series B Convertible Participating Preferred Stock outstanding, which were held of record by one shareholder, and 500,000 shares of Series C Convertible Participating Preferred Stock outstanding, which were held of record by one shareholder.

Common Stock

     The holders of common stock are entitled to one vote for each share held of record on all matters submitted to a vote of shareholders. There is no cumulative voting for the election of directors, and the holders of more than 50% of the outstanding common stock can elect all directors, subject to the rights of our outstanding series of preferred stock. Subject to preferences that may be applicable to any outstanding preferred stock, holders of common stock are entitled to receive ratably any dividends that our board of directors may declare out of funds legally available for that purpose and in liquidation proceedings. Holders of common stock have no preemptive or subscription rights and there are no redemption rights with respect to shares of common stock. Our outstanding shares of common stock are, and the shares of common stock we are offering in this prospectus will be, fully paid and nonassessable.

Preferred Stock

     Series B Convertible Participating Preferred Stock

     Under the terms of our Series B Convertible Participating Preferred Stock:

     . each share has a liquidation preference of $1.00 plus any accrued and unpaid dividends;

     . each share has the right to participate on an as-if-converted basis with our common stock in the distribution of any assets or funds that remain to be distributed to shareholders after the liquidation preference of all preferred stock (including the series B preferred stock) has been paid;

     . except as otherwise required by law and as otherwise provided, the holders vote on an as-if-converted basis as a single class with our common stock on all matters submitted to our shareholders;

     . the holders of the series B preferred stock have the right, voting as a class, to elect three directors to a board of directors that is set at seven members, except that, following the occurrence of any one or more "triggering events" (one of which has occurred), the holders of the series B preferred stock have the right by majority vote to increase the size of our board of directors to nine and fill the two vacancies created;

     . the right to elect two additional directors shall lapse, and the number of directors shall be reduced to seven, if the holders of the series B preferred stock have not exercised their conversion rights within six months of the date on which they increase the board size and elect two additional directors;

     . we must receive the prior affirmative written consent of the holders of at least two-thirds of the shares of series B preferred stock to take various actions, including creating any series of stock that is senior to the series B preferred stock, agreeing to various events that would constitute a liquidation or merger in which our shareholders control less than a majority of the resulting entity and entering into various other transactions outside of the ordinary course or above set levels;

     . the holder may elect to convert shares of series B preferred stock into shares of common stock at a price that is currently equal to $1.00 per share, subject to adjustment for changes in our capitalization and, with a few exceptions, for issuances of common stock or shares convertible into or exercisable for shares of common stock at a price less than $1.00 per share; and

     . if we offer to sell any securities other than debt securities issued to financial institutions and options or shares issued to employees, directors and consultants, we must first offer the holders of the series B preferred stock (or of shares of common stock issued on conversion of the series B preferred stock) the right to purchase sufficient securities to prevent dilution of the holder's ownership in FieldWorks.

     Series C Convertible Participating Preferred Stock

     Under the terms of our Series C Convertible Participating Preferred Stock:

     . each share has a liquidation preference of $2.00 plus any accrued and unpaid dividends;

     . each share has the right to participate on an as-if-converted basis with our common stock in the distribution of any assets or funds that remain to be distributed to shareholders after the liquidation preference of all preferred stock (including the series C stock) has been paid;

     . except as otherwise required by law and as otherwise provided, the holders vote on an as-if-converted basis as a single class with our common stock on all matters submitted to our shareholders;

     . we must receive the prior affirmative written consent of the holders of at least two-thirds of the shares of series C preferred stock to take various actions, including creating any series of stock that is senior to the series C preferred stock, agreeing to various events that would constitute a liquidation or merger in which our shareholders control less than a majority of the resulting entity and entering into various other transactions outside of the ordinary course or above set levels;

     . the holder may elect to convert shares of series C preferred stock into shares of common stock at a price that is currently equal to $2.00 per share;

     . the conversion price for the series C preferred stock is subject to adjustment for changes in our capitalization and, with a few exceptions, for issuances of common stock or shares convertible into or exercisable for shares of common stock at a price less than $1.00 per share;

     . the conversion price for the series C preferred stock is subject to adjustment from $2.00 to $1.00 if we have not sold at least $5,000,000 of our common stock in this rights offering on or before June 30, 2000; and

     . if we offer to sell any securities other than debt securities issued to financial institutions and options or shares issued to employees, directors and consultants, we must first offer the holders of the series C preferred stock (or of shares of common stock issued on conversion of the series C preferred stock) the right to purchase sufficient securities to prevent dilution of the holder's ownership in FieldWorks.

     Undesignated Preferred Stock

     Our Second Amended and Restated Articles of Incorporation authorize our board of directors, subject to any restrictions contained within the terms of any then-outstanding series of preferred stock, without further shareholder action, to issue preferred stock in one or more series and to fix the voting rights, liquidation preferences, dividend rights, repurchase rights, conversion rights, redemption rights, terms, including sinking fund provisions, and certain other rights and preferences, of any preferred stock so created.

Warrants

     As of April 3, 2000, we had outstanding warrants to purchase a total of 2,788,654 shares of our common stock at a weighted average exercise price of $2.02 per share. These warrants are all currently exercisable and expire on dates ranging from May 2000 to February 2007. All outstanding warrant agreements provide for antidilution adjustments in the event of certain mergers, consolidations, reorganizations, recapitalizations, stock dividends, stock splits, or other changes in our corporate structure.

Options

     As of April 3, 2000, we had outstanding options to purchase a total of 1,786,200 shares of our common stock under our 1994 Long-Term Incentive and Stock Option Plan and our 1996 Directors' Stock Option Plan at a weighted average exercise price of $2.36 per share.

Provisions of Our Articles and Bylaws and Minnesota Law That May Have Anti-Takeover Effect

     All of the following could have the effect of discouraging certain attempts to acquire us, which could in turn deprive you of the opportunity to sell your shares of our common stock at prices higher than prevailing market prices:

     . the terms of our series B and series C preferred stock, which contain limitations on our ability to enter into mergers and other change of control transactions;

     .    the existence of authorized but unissued preferred stock;

     . various provisions of our Second Amended and Restated Articles of Incorporation;

     .    various provisions of our Second Amended and Restated Bylaws; and

     .    various provisions of Minnesota law.

     Section 302A.671 of the Minnesota Business Corporation Act applies, with certain exceptions, to any acquisition of our voting stock (from a person other than us, and other than in connection with certain mergers and exchanges to which we are a party) resulting in the beneficial ownership of 20% or more of our voting stock then outstanding. Section 302A.671 requires approval of any acquisitions of this type by a majority vote of our shareholders prior to its consummation. In general, shares acquired in the absence of this approval are denied voting rights and are redeemable at their then fair market value by us within 30 days after the acquiring person has failed to give a timely information statement to us or the date our shareholders voted not to grant voting rights to the acquiring person's shares.

     Section 302A.673 of the Minnesota Business Corporation Act generally prohibits any business combination between us, or any of our subsidiaries, and any shareholder which purchases 10% or more of our voting shares (an "interested shareholder") within four years following the interested shareholder's share acquisition date, unless the business combination or the acquisition of shares is approved by the affirmative vote of a majority of a committee of all of the disinterested members of our board of directors, before the interested shareholder's share acquisition date.

Transfer Agent and Registrar

     The Transfer Agent and Registrar with respect to our common stock is Norwest Bank Minnesota, National Association.

                                 LEGAL MATTERS

     Dorsey & Whitney LLP, Minneapolis, Minnesota, will pass upon the validity of the issuance of shares of common stock offered by this prospectus.

                                    EXPERTS

     The financial statements and schedule incorporated by reference in this prospectus and elsewhere in the registration statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are incorporated by reference herein in reliance on the authority of said firm as experts in giving said reports.


                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly, and special reports, proxy statements, and other information with the Securities and Exchange Commission (the "SEC"). You may read and copy any materials that we file with the SEC at its Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. In addition, the SEC maintains an Internet web site (http://www.sec.gov) that contains all reports, proxy and information statements, and other information that we and other electronic filers file.

     This prospectus is a part of a registration statement on Form S-2 that we have filed with the SEC. Parts of the registration statement have been omitted from this prospectus as permitted by the rules and regulations of the SEC and this prospectus does not contain all the information contained in the registration statement. In particular, statements in this prospectus concerning the provisions of documents are necessarily summaries of those documents and in each case we refer you to the copy of the applicable document to the extent we have filed it as an exhibit to the registration statement. We refer to the registration statement and to the exhibits to the registration statement for further information with respect to us and the information in this prospectus. Copies of the registration statement and the exhibits to the registration statement are on file at the offices of the SEC. You may obtain them by paying a prescribed fee or you may examine them without charge at the public reference facilities of the SEC described above.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

     The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information by referring you to those documents. The information incorporated by reference is an important part of this prospectus. We incorporate by reference the following documents which we have filed with the SEC: (1) our Annual Report on Form 10-K for the fiscal year ended January 2, 2000; and (2) our Current Report on Form 8-K dated April 3, 2000 and filed on April 3, 2000.

     A copy of the Form 10-K referenced above is included with this prospectus. If you need another copy of the Form 10-K, you may request one at no cost, by writing or telephoning us at the following address:

                            Chief Financial Officer
                           FieldWorks, Incorporated
                              7631 Anagram Drive
                         Eden Prairie, Minnesota 55344
                                (612) 974-7000

     In making a decision to buy our common stock, you should only rely on the information incorporated by reference or contained in this prospectus. We have not authorized anyone else to provide you with different or additional information. If anyone provides you with different or inconsistent information, you should not rely on it.

     You should assume that the information appearing in this prospectus is accurate only as of the date on the front cover of this prospectus. Our business, financial condition, results of operations and prospects may have changed since that date.

-------------------------------------------------------------------------------

                        ___________ Subscription Rights


                             [LOGO OF FIELDWORKS]


                       _________ Shares of Common Stock


                    ======================================
                                  PROSPECTUS
                    ======================================


                           __________________, 2000


 We are offering to sell these securities only where it is legal to sell them.


      We have not authorized any person to give you information or make representations as to the matters to which this prospectus relates.

--------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution.

         The following table sets forth the costs and expenses payable by FieldWorks in connection with the registration of its common stock hereunder. All amounts are estimated, except for the SEC registration fee.

         SEC registration fee...................................  $   2,401
         Nasdaq National Market additional listing fee..........     17,500
         Legal fees and expenses................................     40,000
         Accountants' fees and expenses.........................     10,000
         Blue sky fees and expenses.............................      5,000

         Fee to Glenmount, LLC..................................     80,000
         Printing expenses......................................     30,000
         Mailing expenses.......................................     10,000
         Information Agent fees and expenses....................     20,000
         Subscription Agent fees and expenses...................     25,000
         Transfer Agent and Registrar fees and expenses.........     25,000
         Miscellaneous..........................................     35,099
                                                                  ---------
          Total.................................................  $ 300,000
                                                                  =========


Item 15. Indemnification of Directors and Officers.

         Section 302A.521 of the Minnesota Statutes provides that a corporation shall indemnify any person made or threatened to be made a party to a proceeding by reason of the former or present official capacity of such person against judgments, penalties, fines (including, without limitation, excise taxes assessed against such person with respect to any employee benefit plan), settlements and reasonable expenses, including attorneys' fees and disbursements, incurred by such person in connection with the proceeding, if, with respect to the acts or omissions of such person complained of in the proceeding, such person (1) has not been indemnified therefor by another organization or employee benefit plan for the same judgments, penalties or fines; (2) acted in good faith; (3) received no improper personal benefit and
Section 302A.255 (with respect to director conflicts of interest), if applicable, has been satisfied; (4) in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful; and (5) in the case of acts or omissions in such person's official capacity for the corporation, reasonably believed that the conduct was in the best interests of the corporation, or in the case of acts or omissions in such person's official capacity for other affiliated organizations, reasonably believed that the conduct was not opposed to the best interests of the corporation. Section 302A.521 also requires payment by a corporation, upon written request, of reasonable expenses in advance of final disposition of the proceeding in certain instances. A decision as to required indemnification is made by a disinterested majority of the Board of Directors present at a meeting at which a disinterested quorum is present, or by a designated committee of the Board, by special legal counsel, by the shareholders or by a court.

         Provisions regarding indemnification of officers and directors of the Company to the extent permitted by Section 302A.521 are contained in the Company's Second Amended and Restated Bylaws (Exhibit 4.2 hereto, which is incorporated herein by reference).

Item 16. Exhibits.

 Number       Description
 ------       -----------

  4.1 Second Amended and Restated Articles of Incorporation of the Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 333-18335).

  4.2 Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant's Registration Statement on Form S-1, File No. 333-18335).

  4.3         Form of Certificate for Common Stock (incorporated by reference to
              Exhibit 4.1 to the Registrant's Registration Statement on Form S-1, File No. 333-18335).

  4.4         Form of Subscription Certificate (to be filed by amendment).

  5.1         Opinion of Dorsey & Whitney LLP (to be filed by amendment).

  10.1 Form of Warrant to purchase Shares of Common Stock, including registration rights provisions (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.2 Warrant, dated as of June 19, 1996, between the Company and Brightstone Capital, Ltd. (incorporated by reference to Exhibit
              10.3 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.3        Form of Warrant (July 1996) (incorporated by reference to Exhibit
              10.6 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.4 Warrant, dated as of July 29, 1996, issued to Network General Corporation (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.5        Form of Warrant (September 1996) (incorporated by reference to
              Exhibit 10.12 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

  10.6 Amendment to Warrant, dated October 15, 1996, between the Company and Brightstone Capital, Ltd. (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.7 Agreement to Extend Promissory Notes and Amendment to Warrants, dated as of October 15, 1996, between the Company and Brightstone Fund VI, Brightstone Fund VII and Brightstone Capital, Ltd. (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.8 Agreement to Extend Promissory Note and Amendment to Warrant, dated as of October 15, 1996, between the Company and Stephen L. Becher (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.9 Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightbridge Fund I L.P. (incorporated by reference to the Exhibit 10.16 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

 10.10        Form of Warrant (December 1996) (incorporated by reference to the
              Exhibit 10.19 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

  10.11 Office/Warehouse Lease, dated May 10, 1994, by and between The Northwestern Mutual Life Insurance Company and the Company (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.12 Amendment to Lease, dated May 22, 1996, between the Company and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.13        Lease Agreement dated April 7, 1995, by and between Ronald C.
               Devine and the Company (incorporated by reference to Exhibit
               10.22 filed with the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.14 1994 Long Term Incentive and Stock Option Plan, as amended, including forms of option agreements (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.15        Directors' Stock Option Plan (incorporated by reference to the
               Exhibit 10.25 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

  10.16 Form of Employee Disclosure and Assignment Agreement (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.17 Form of Extended Limited Warranty Agreement (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.18 Lease Agreement, dated November 11, 1996, by and between OMNI Offices/Woodlawn Hills and the Company (incorporated by reference to Exhibit 10.32 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

  10.19 Option Agreement, dated as of January 21, 1997, by and between the Company and David C. Malmberg (incorporated by reference to the Exhibit 10.33 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

  10.20 Warrant dated March 25, 1997, issued to R.J. Steichen & Company (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the fiscal quarter ended April 6, 1997)

  10.21 Lease Agreement, dated May 16, 1997, by and between CSM Properties, Inc. and the Company (incorporated by reference to Exhibit 10.35 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

  10.22 Addendum to Lease, dated as of December 30, 1997, between the Company and CSM Properties, Inc. (incorporated by reference to
               Exhibit 10.36 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

  10.23 Sublease Agreement, dated November 6, 1997, by and between Golf Galaxy and the Company (incorporated by reference to Exhibit
               10.37 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

  10.24 Sublease Agreement, dated December 5, 1997, by and between LSC, Inc. and the Company (incorporated by reference to Exhibit 10.38 filed with the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

  10.25 Sublease Agreement, dated January 6, 1998, by and between Apartment Search and the Company (incorporated by reference to Exhibit 10.39 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

  10.26 General Credit and Security Agreement, dated November 19, 1998, by and between Spectrum Commercial Services and the Company (incorporated by reference to Exhibit 10.31 to the Registrant's Report on Form 10-K for the fiscal year ended January 3, 1999)

  10.27 Promissory Note, dated November 19, 1998, by and between Spectrum Commercial Services and the Company (incorporated by reference to the Exhibit 10.31 to the Registrant's Report on Form 10-K for the fiscal year ended January 3, 1999)

  10.28 Securities Purchase Agreement between the Company and Industrial-Works Holding Corp. dated November 20, 1999 (filed herewith)

  10.29 Warrant to Purchase Shares of Common Stock including Exhibit A to Warrant Issued to Industrial-Works Holding Co., LLC by the Registrant on February 23, 2000 (incorporated by reference to
               Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated February 23, 2000 and filed February 23, 2000)

  10.30 Form of Founders Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2,
               2000)

  10.31 Form of Mutual Non-disclosure Agreement (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.32        Form of Non-disclosure Agreement (incorporated by reference to
               Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.33 Form of International Distributor Agreement (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.34 Form of Product Evaluation Agreement (incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.35 Form of OEM Agreement (incorporated by reference to Exhibit 10.36 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.36 Form of Sales Representative Agreement (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

  10.37 Management Services Agreement, dated November 20, 1999, by and between Glenmount, LLC and the Registrant (filed herewith)

  10.38 Voting and Transfer Restriction Agreement, dated November 20, 1999, by and between selected Shareholders and the Registrant (filed herewith)

  10.39 Letter Amendment, dated February 18, 2000, to the Management Services Agreement by and between Glenmount, LLC and the Registrant (filed herewith)

  10.40 Preferred Stock Purchase Agreement between the Registrant and Industrial-Works Holding Co., LLC dated as of March 31, 2000 (filed herewith)

  10.41 Warrant to Purchase Shares of Common Stock including Exhibit A to Warrant Issued to Industrial-Works Holding Co., LLC by the Registrant on February 18, 2000 (filed herewith)

  10.42 Letter dated March 31, 2000 from Industrial-Works Holding Co., LLC to the Registrant (filed herewith)

   23.1        Consent of Arthur Andersen LLP (filed herewith).

   23.2        Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

   24.1        Power of Attorney (included on signature page).


Item 17. Undertakings.

          (a)  The undersigned registrant hereby undertakes:

                    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

                           (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

                           (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Securities and Exchange Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective Registration Statement; and

                           (iii) To include any material information with
                    respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement;

          Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) above will not apply if the Registration Statement is on Form S-3, Form S-8, or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

                    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

          (b) The undersigned registrant hereby undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer and the terms of any subsequent reoffering thereof.

          (c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report, to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

          (d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

          (e) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (f) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                  SIGNATURES

          Pursuant requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Eden Prairie, State of Minnesota, on April 6, 2000.

                                    FieldWorks, Incorporated


                                    By:   /s/ David G. Mell
                                       ----------------------------------------
                                          David G. Mell
                                          President and Chief Executive Officer

                               POWER OF ATTORNEY

          KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints David G. Mell and Karen L. Engebretson, or either of them (with full power to act alone), as his or her true and lawful attorneys-in-fact and agents, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign any additional Registration Statement pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and any or all amendments (including post-effective amendments) to this Registration Statement (or Registration Statements, if an additional Registration Statement is filed pursuant to Rule 462(b)), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents, or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

          Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated on April 6, 2000:

        Signature                                  Title
        ---------                                  -----
/s/ David G. Mell                 President, Chief Executive Officer and
------------------------------    Director (principal executive director)
David G. Mell

/s/ Karen L. Engebretson          Chief Financial Officer and Vice President,
------------------------------    Finance (principal financial and accounting
Karen L. Engebretson              officer)

/s/ David C. Malmberg             Chairman of the Board of Directors
------------------------------
David C. Malmberg

/s/ James A. Bernards             Director
------------------------------
James A. Bernards

/s/ Richard J. Boyle              Director
------------------------------
Richard J. Boyle

/s/ Robert D.D. Forbes            Director
------------------------------
Robert D.D. Forbes

                                  Director
------------------------------
Marvin W. Goldstein

/s/ Michael E. Johnson            Director
------------------------------
Michael E. Johnson

                                 EXHIBIT INDEX

Number         Description
------         -----------
  4.1          Second Amended and Restated Articles of Incorporation of the
               Registrant (incorporated by reference to Exhibit 3.2 to the Registrant's Registration Statement on Form S-1, File No. 333-
               18335).

  4.2 Second Amended and Restated Bylaws of the Registrant (incorporated by reference to Exhibit 3.4 to the Registrant's Registration Statement on Form S-1, File No. 333-18335).

  4.3 Form of Certificate for Common Stock (incorporated by reference to Exhibit 4.1 to the Registrant's Registration Statement on Form S-1, File No. 333-18335).

  4.4          Form of Subscription Certificate (to be filed by amendment).

  5.1          Opinion of Dorsey & Whitney LLP (to be filed by amendment).

 10.1 Form of Warrant to purchase Shares of Common Stock, including registration rights provisions (incorporated by reference to Exhibit 10.1 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.2 Warrant, dated as of June 19, 1996, between the Company and Brightstone Capital, Ltd. (incorporated by reference to Exhibit
               10.3 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.3          Form of Warrant (July 1996) (incorporated by reference to Exhibit
               10.6 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.4 Warrant, dated as of July 29, 1996, issued to Network General Corporation (incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.5          Form of Warrant (September 1996) (incorporated by reference to
               Exhibit 10.12 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

 10.6 Amendment to Warrant, dated October 15, 1996, between the Company and Brightstone Capital, Ltd. (incorporated by reference to Exhibit 10.13 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.7 Agreement to Extend Promissory Notes and Amendment to Warrants, dated as of October 15, 1996, between the Company and Brightstone Fund VI, Brightstone Fund VII and Brightstone Capital, Ltd. (incorporated by reference to Exhibit 10.14 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.8 Agreement to Extend Promissory Note and Amendment to Warrant, dated as of October 15, 1996, between the Company and Stephen L. Becher (incorporated by reference to Exhibit 10.15 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

 10.9 Amendment to Warrant, dated as of October 15, 1996, between the Company and Brightbridge Fund I L.P. (incorporated by reference to the Exhibit 10.16 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

 10.10         Form of Warrant (December 1996) (incorporated by reference to the
               Exhibit 10.19 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

 10.11 Office/Warehouse Lease, dated May 10, 1994, by and between The Northwestern Mutual Life Insurance Company and the Company (incorporated by reference to Exhibit 10.20 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.12 Amendment to Lease, dated May 22, 1996, between the Company and The Northwestern Mutual Life Insurance Company (incorporated by reference to Exhibit 10.21 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.13        Lease Agreement dated April 7, 1995, by and between Ronald C.
                  Devine and the Company (incorporated by reference to Exhibit
                  10.22 filed with the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.14 1994 Long Term Incentive and Stock Option Plan, as amended, including forms of option agreements (incorporated by reference to Exhibit 10.24 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.15        Directors' Stock Option Plan (incorporated by reference to the
                  Exhibit 10.25 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

     10.16 Form of Employee Disclosure and Assignment Agreement (incorporated by reference to Exhibit 10.27 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.17 Form of Extended Limited Warranty Agreement (incorporated by reference to Exhibit 10.31 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.18 Lease Agreement, dated November 11, 1996, by and between OMNI Offices/Woodlawn Hills and the Company (incorporated by reference to Exhibit 10.32 to the Registrant's Registration Statement on Form S-1, File No. 333-18335)

     10.19 Option Agreement, dated as of January 21, 1997, by and between the Company and David C. Malmberg (incorporated by reference to the Exhibit 10.33 to the Registrant's Registration Statement filed on Form S-1, File No. 333-18335)

     10.20 Warrant dated March 25, 1997, issued to R.J. Steichen & Company (incorporated by reference to Exhibit 10.1 to the Registrant's Report on Form 10-Q for the fiscal quarter ended April 6, 1997)

     10.21 Lease Agreement, dated May 16, 1997, by and between CSM Properties, Inc. and the Company (incorporated by reference to Exhibit 10.35 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

     10.22 Addendum to Lease, dated as of December 30, 1997, between the Company and CSM Properties, Inc. (incorporated by reference to
                  Exhibit 10.36 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

     10.23 Sublease Agreement, dated November 6, 1997, by and between Golf Galaxy and the Company (incorporated by reference to Exhibit 10.37 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

     10.24 Sublease Agreement, dated December 5, 1997, by and between LSC, Inc. and the Company (incorporated by reference to Exhibit 10.38 filed with the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

     10.25 Sublease Agreement, dated January 6, 1998, by and between Apartment Search and the Company (incorporated by reference to Exhibit 10.39 to the Registrant's Report on Form 10-K for the fiscal year ended January 4, 1998)

     10.26 General Credit and Security Agreement, dated November 19, 1998, by and between Spectrum Commercial Services and the Company (incorporated by reference to Exhibit 10.31 to the Registrant's Report on Form 10-K for the fiscal year ended January 3, 1999)

     10.27 Promissory Note, dated November 19, 1998, by and between Spectrum Commercial Services and the Company (incorporated by reference to the Exhibit 10.31 to the Registrant's Report on Form 10-K for the fiscal year ended January 3, 1999)

     10.28 Securities Purchase Agreement between the Company and Industrial-Works Holding Corp. dated November 20, 1999 (filed herewith)

     10.29 Warrant to Purchase Shares of Common Stock including Exhibit A to Warrant Issued to Industrial-Works Holding Co., LLC by the Registrant on February 23, 2000 (incorporated by reference to
                  Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated February 23, 2000 and filed February 23, 2000)

     10.30 Form of Founders Non-Competition and Non-Solicitation Agreement (incorporated by reference to Exhibit 10.31 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.31 Form of Mutual Non-disclosure Agreement (incorporated by reference to Exhibit 10.32 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.32        Form of Non-disclosure Agreement (incorporated by reference to
                  Exhibit 10.33 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.33 Form of International Distributor Agreement (incorporated by reference to Exhibit 10.34 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.34 Form of Product Evaluation Agreement (incorporated by reference to Exhibit 10.35 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.35        Form of OEM Agreement (incorporated by reference to Exhibit
                  10.36 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.36 Form of Sales Representative Agreement (incorporated by reference to Exhibit 10.37 to the Registrant's Annual Report on Form 10-K for the fiscal year ended January 2, 2000)

     10.37 Management Services Agreement, dated November 20, 1999, by and between Glenmount, LLC and the Registrant (filed herewith)

     10.38 Voting and Transfer Restriction Agreement, dated November 20, 1999, by and between selected Shareholders and the Registrant (filed herewith)

     10.39 Letter Amendment, dated February 18, 2000, to the Management Services Agreement by and between Glenmount, LLC and the Registrant (filed herewith)

     10.40 Preferred Stock Purchase Agreement between the Registrant and Industrial-Works Holding Co., LLC dated as of March 31, 2000 (filed herewith)

     10.41 Warrant to Purchase Shares of Common Stock including Exhibit A to Warrant Issued to Industrial-Works Holding Co., LLC by the Registrant on February 18, 2000 (filed herewith)

     10.42 Letter dated March 31, 2000 from Industrial-Works Holding Co., LLC to the Registrant (filed herewith)

     23.1         Consent of Arthur Andersen LLP (filed herewith).

     23.2         Consent of Dorsey & Whitney LLP (included in Exhibit 5.1).

     24.1         Power of Attorney (included on signature page).